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02 FEB 25 AM 8:49

Pernod Ricard

SUPPL

Strong increase in spirits and wine sales

- Pernod Ricard 2001 sales: € 4.55 billion
- Organic growth: +8.3% (against + 6.2% in 2000)

Paris, 12 February 2002 - Pernod Ricard achieved sales of € 4.55 billion in 2001 excluding duties and taxes, representing an increase of 3.9% and organic growth of +6%.

PROCESSED
MAR 0 5 2002
THOMSON FINANCIAL

Spirits and wine: development of key brands

Sales in the spirits and wine sector in 2001 totalled € 1.92 billion excluding duties and taxes, an increase of 9.1%. This represents organic growth of + 8.3% (compared to + 6.2% in 2000), to which all regions of the world contributed (France: + 7%, Europe: + 11.2%, Rest of World: + 5.1%).

Growth of the 10 key brands has accelerated (+ 9% compared to + 6% in 2000). Of these, the strongest growth was recorded by Jacob's Creek (+19%), Ramazzotti (+17%) and Havana Club (+13%). Good performances were also recorded by the whiskies, Clan Campbell and Jameson as well as the aniseed-based drinks, Ricard and Pastis 51.

The most significant event of the financial year was the Seagram acquisition. These operations and brands have not yet been consolidated as they were only integrated into the group at the end of the year (21st December). The main brands acquired show growth of + 2% for Chivas Regal, a decline of – 2% for Martell and of – 4.4% for Seagram's Gin (moving annual total December 2000/November 2001). These volumes reinforce Pernod Ricard's financial model developed ahead of the Seagram acquisition.

Operational integration, which began in 2001, has been largely completed. In all the major markets, sales of the brands acquired from

Seagram are now effectively under Pernod Ricard's control. This excludes Korea and Venezuela, where the group will set up a new organisation by the end of the 1st quarter.

During the year, the group also acquired Wyborowa SA (Wyborowa, Premium and Lodowa *wodkas*) in Poland and Jan Becher (Becherovka bitter) in the Czech Republic. In addition, Pernod Ricard concluded a long-term agreement for the distribution of the Polish vodka Zubrowka in Europe (excluding Poland and Russia).

Non-core businesses: disposals well underway

In 2001, sales for the fruit processing operations totalled € 1.22 billion, a decrease of 10.2%, mainly due to the disposals of Orangina-Pampryl, Yoo-Hoo, Italcanditi, San Giorgio Flavors and the non-core activities of Agros.

BWG (wholesale distribution) achieved net sales of € 1.41 billion in 2001, up 12% (including organic growth of + 11.2%). Preparations for the disposal of this company are underway.

Patrick Ricard, Group Chairman and CEO, said: *"The integration of the Seagram networks, brands and employees is proceeding very smoothly. We expect to see rapid benefits for our key brands in all regions of the world. Furthermore, our disposal program is proceeding for both our non-strategic operations and those Seagram brands that we did not intend to retain. I am very confident about the future of our Group."*

The financing of the Seagram acquisition was completed by the launch of a convertible bond on 9th February 2002, for the sum of € 488.5 million (€425 million + a 15% over-allotment).

Contacts

Media:	Alain-Serge Delaitte *Tel: (33 1) 40 76 77 12*
Investor Relations :	Patrick de Borredon *Tel: (33 1) 40 76 77 33*
In U.S.:	Barbara M. Burns *Tel: (212) 486 1140*

An overview of Pernod Ricard

Pernod Ricard is one of the world's three leading players in the spirits and wine sector, with an approximate turnover of €3.6 billion and a volume* of 46 million cases of spirits and 17 million cases of wine and wine-based products. The group is N°1 in the Euro zone, N°2 in Asia, Central and South America and N°6 in North America. It is focussing on a small number of strategic global brands and several strongly performing regional brands.*

The Pernod Ricard range contains 12 spirits that sell more than 1 million 9 litre cases annually (Ricard anis, the premium Scotch Chivas Regal, Seagram's Gin, Larios gin, Pastis 51 anis, Montilla rum, the blended Scotch Clan Campbell, Havana Club rum, Jameson Irish whiskey, Martell cognac, 100 Pipers Scotch and Wyborowa wodka). By volume, whisky makes the strongest contribution to sales (28%), followed by white spirits: vodka and gin (23%), anis (19%), rums (8%), bitters (7%) and cognacs and brandies (4%). In the other spirits category, liqueurs account for 11% of total volume. In the wine sector, sales of Jacob's Creek have exceeded the 5 million cases benchmark.

**pro-forma, based on financial year 2000*

Appendices

Sales 2001

Growth by quarter and sector

	Q1 € M	2001/00	Q2 € M	2001/00	Q3 € M	2001/00	Q4	2001/00	Total € M	2001/00
Spirits and wine	368.5	+ 13.8%	476.1	+ 10.2%	453.8	+ 3.4%	621.4	+ 10%	**1 919.8**	+ 9.1%
Fruit preparations	301.5	- 8.3%	366.4	- 1.2%	330.0	- 2.3%	223.9	- 30.5%	**1 221.6**	- 10.2%
Distribution	315.3	+ 19.1%	357.5	+ 12.7%	360.0	+ 9.6%	380.7	+ 8.2%	**1 413.5**	+ 12.0%
Total 2001	**985.3**	+ 7.4%	**1 200.0**	+ 7.1%	**1 143.8**	+ 3.5%	**1 226.0**	- 1.0%	**4 555.1**	+ 3.9%

Volumes 2001

Growth of the 10 key brands

10 key brands	***Full year** 31/12/00*	***Full year** 31/12/01*
Jacob's Creek	+ 19 %	**+ 19 %**
Amaro Ramazzotti	+ 14 %	**+ 17 %**
Havana Club	+ 12 %	**+ 13 %**
Clan Campbell	+ 14 %	**+ 10 %**
Jameson	+ 7 %	**+ 9 %**
Ricard	- 1 %	**+ 5 %**
Bushmills	- 10 %	**+ 3 %**
Pastis 51	- 3 %	**+ 5 %**
Larios	+ 2 %	**+ 2 %**
Wild Turkey	+ 7 %	**- 3 %**
Total	**+ 6 %**	**+ 9 %**

Total Spirits	***+ 3 %***	***+ 4 %****
Total Wine	***+ 4 %***	***+ 3%***

*1 % growth excluding integration of Wyborowa SA